
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 26, 2010

David J. Frear
Treasurer
XM Satellite Radio Holdings Inc.
XM Satellite Radio Inc.
1500 Eckington Place, N.E.
Washington, D.C. 20002-2194

> **RE:** **XM Satellite Radio Holdings Inc.**
> **XM Satellite Radio Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **File Nos. 000-27441 and 333-39178**

Dear Mr. Frear:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Actual and Pro Forma Information, page 20

1. Please tell us why it is appropriate to present financial results that "exclude the impact of purchase price accounting adjustments and refinancing transactions related to the Merger." Since the acquisition is reported in the historical financial

statements as of July 2008, tell us why it is appropriate to present pro forma information for the three months ended December 31, 2008 and 2009 and for the year ended December 31, 2009. We note your disclosures on pages 24, 26, 46, 47, and 50-56. In addition, tell us the nature of the "Purchase Price Accounting Adjustments."

Critical Accounting Policies and Estimates

Long-Lived Assets, page 41

2. We note that FCC licenses accounted for 49.6% of total assets as of December 31, 2009. In light of the significance of your FCC licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of the FCC licenses. Please identify your accounting units and for each unit of accounting (with a material license balance) that faces impairment risk, please disclose:

   a. The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.
   b. Describe the nature of the valuation techniques you employed in performing the impairment test. If you used a discounted cash flow methodology, addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.
   c. The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

   For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Please provide us with your proposed disclosure in response to this comment.

Note (3). Inventory, page F-14

3. Please tell us why a portion of your estimated allowance for inventory is "reported as component of Subscriber acquisition costs" in your consolidated statements of operations.

Note 11. Amended and Restated Credit Agreement due 2011, page F-29

4. We note that you entered into three credit agreements with Liberty Media Corporation in February and March 2009 and extinguished these agreements in June and August 2009 for losses. Please tell us in detail how the losses were determined and provide us with a reconciliation of these extinguishments to your financial statements. We note your disclosure on page F-19 that 12.5 million shares of Series B Preferred Stock was issued in partial consideration for certain loan investments.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact me at

David J. Frear
XM Satellite Radio Holdings Inc.
XM Satellite Radio Inc.
Page 4

(202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director